Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS

CP Ships’ overall performance in 2001 was strong given deteriorating business conditions in the container shipping industry.

Operating income of $139 million before goodwill and exceptional charges was down only $25 million from a record $164 million in 2000. Significantly stronger performance in the Latin American market and improved results in the Australasian market were offset by lower operating income in the TransAtlantic market and losses in the Asian market.

EBITDA for 2001 at $213 million was down by only $11 million from $224 million in 2000.

Net income for 2001 was $76 million after exceptional charges of $36 million, compared to $135 million in 2000.

($ millions)	2001	2000

Volume (teu 000s)	1,842	1,833
Revenue	2,646	2,645
Expenses	2,507	2,481

Operating Income[1]	139	164
EBITDA[2]	213	224
Net Income	76	135

1	Before exceptional and goodwill charges

2	Earnings before interest, tax, depreciation, amortization, exceptional and goodwill charges

[Photo of containers at marine terminal]

Containers are sometimes stored at the marine terminal until their pre-scheduled ship arrives.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings per share in 2001 was $0.92, but excluding exceptional charges was $1.37, compared with $1.68 in 2000.

A slowdown in world economic growth, particularly in the US, led to slower container trade growth. According to a leading industry consultant’s latest estimate, container trade grew by only 4% in 2001 compared with 13% in 2000. Slower growth was accompanied by an increase in world containership capacity of 12% in 2001, most of it directly into Asian trades but with a general knock-on effect in many other trade lanes.

REVENUE

Revenue at $2.65 billion in 2001 was flat compared with 2000. Container carryings at 1.84 million teu were slightly higher than 2000 with volume growth from new Asian services offset by reduced volume in the TransAtlantic.

CPShips’2001 average freight rate, which excludes inland transport and slot charter revenues, improved by 1% compared to 2000, but declined sequentially in the second, third, and fourth quarters reflecting an overall deterioration in trade conditions. This reversed the trends in 2000 when more balanced supply of ship capacity to container trade demand led to increasing freight rates during the year in nearly all markets.

EXPENSES

Total expenses increased by 1% in 2001 to $2.51 billion from $2.48 billion in 2000. Container shipping operations expenses increased to $2.07 billion in 2001 from $2.04 billion in 2000 with the implementation of new services, notably in the Asia-Europe trade lanes, partly offset by lower fuel costs and a vigorous cost reduction program.

[Photo of Cast Power]

The 1900 teu ice-strengthened Cast Power operates with six other CP Ships vessels on the TransAtlantic US/Canada via Montreal-North Europe route. CP Ships provides three weekly services on this route.

General and administrative expenses declined due to tight cost control and smaller cash bonus payments on lower profits. Higher depreciation reflects capital investment in ships.

($ millions)	2001	2000

Container Shipping Operations	2,068	2,037
General and Administrative	363	381
Depreciation	74	60
Other	2	3

Total Expenses	2,507	2,481

On a unit cost basis, CP Ships’ cost per teu* increased by 0.5% to $1271 in 2001 from $1265 in 2000, having fallen between 1996 and 2000 by 15%. The increase was due to the effect of lower TransAtlantic volume and the start up of new services in the Asian market.

In 2001, 51% of total expenses were fixed including ship network, container and general and administrative costs. However, although categorized as fixed expenses, CP Ships regularly adjusts its ship network and container fleet in response to changes in business demand. The remaining 49% were variable costs including inland transport, terminal and empty container positioning costs.

[Photo of Direct Condor]

The 2000 teu Direct Condor operates with six other CP Ships containerships in the US West Coast-Australasia trade lane where the company offers two services.

EXCEPTIONAL CHARGES

Exceptional charges in 2001 were $36 million. Of this, $17 million was the cost of the spin-off from former parent Canadian Pacific Limited, including $7 million for professional fees and other expenses and $10 million for the conversion of the existing cash-based long-term incentive plan into restricted stock awards. The remaining $19 million was for rationalizing organization and offices, mostly in North America and Europe, to improve efficiency, reduce costs and strengthen competitive positioning.

*Cost per teu is total cost divided by volume in teu. Total cost excludes gains and losses on disposal of capital assets and from currency exchange. It also excludes CTE, a business sold in 2000, and is after deducting slot charter revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Results by Market

TRANSATLANTIC MARKET

Operating income declined by $10 million to $79 million in 2001. Average freight rates were 3% higher than in 2000 but volume was 9% lower due to a decline in total trade and increased competition in Mediterranean trade lanes.

Operating income in the fourth quarter 2001 at $29 million increased by $15 million compared to the third quarter 2001 with a one-off cost reduction and higher slot charter income, increased volume and improved inland transport revenues. This was partly offset by a 3% decline in average freight rates from the third quarter.

In 2001, four chartered ships were replaced with owned ships in the US East Coast/Gulf-North Europe trade lane thereby reducing ship network costs. Services in the US/Canada via Montreal-Mediterranean trade lane were also restructured with improved service.

($ millions)	2001	2000

Volume (teu 000s)	942	1,033
Revenue	1,323	1,406
Expenses	1,244	1,317

Operating Income	79	89

[Photo of Cast Progress]

The 2900 teu Cast Progress, the largest of seven CP Ships containerships operating in the TransAtlantic US/Canada via Montreal-North Europe trade lane, where CP Ships offers three weekly services.

AUSTRALASIAN MARKET

Operating income at $29 million in 2001 improved by $6 million over 2000. Lower operating costs offset weaker volume, which was down 2% due to continuing slower imports into Australasia. Average freight rates for 2001 were stable compared to 2000.

Fourth quarter operating income at $7 million was $2 million lower than in the third quarter with freight rates down 4% due to increased competition in all trade lanes.

In March 2001, a joint service in the US West Coast-Australasia trade lane was formed with three other carriers. The new arrangement has reduced ship operating costs and improved port coverage, port call frequency and transit times.

($ millions)	2001	2000

Volume (teu 000s)	348	356
Revenue	549	574
Expenses	520	551

Operating Income	29	23

  [photo]

ANZDL’s 1700 teu Direct Kestrel in Sydney Harbour, one of seven containerships deployed by CP Ships in two weekly US West Coast-Australasia services.

MANAGEMENT’S DISCUSSION AND ANALYSIS

LATIN AMERICAN MARKET

Operating income increased by 56% to $28 million in 2001 due mainly to a 6% increase in average freight rates. Volume increased 4% (after adjusting for the West Coast North America-West Coast South America service which was integrated during 2001 with Asia-Americas services in the Asian market) due to strong exports from Brazil and the new service between the Mediterranean and East Coast South America. The economic crisis in Argentina, which occured late in the year, did not affect 2001 results.

Operating income in the fourth quarter declined $3 million to $7 million compared with the third quarter with weaker imports into Latin America and 5% lower average freight rates.

In the second quarter three chartered ships were added in an expanded Gulf-Caribbean service. In addition, during the year operating costs were reduced by replacing chartered ships with three owned 2100 teu ships in the Gulf-East Coast South America trade lane and by renewing charters at lower rates.

($ millions)	2001	2000

Volume (teu 000s)	162	177
Revenue	244	242
Expenses	216	224

Operating Income	28	18

 [photo]

The 2500 teu Contship Spirit is deployed in a weekly North Europe-East Coast South America service.

ASIAN MARKET

The operating loss of $13 million in 2001 compares with a $20 million profit in 2000. Volume increased by more than 50% with a consequent increase in operating costs as the scope of the Asian businesses was expanded significantly. More adverse market conditions due to excess capacity affected to varying degrees all three trades: India, Asia-Americas and particularly the start-up Asia-Europe trade.

Operating losses in the fourth quarter increased to $13 million from $2 million in the third quarter. Average freight rates dropped by 6% mostly due to Asia-Europe.

In March 2001, CP Ships entered the Asia-Europe trade by way of slot charters on three services. During the first six months of 2001, four owned 3300 teu ships were introduced into a restructured Asia-Americas trade lane. In September a new service was started as a slot charter between Asia, South Africa and East Coast South America. During the fourth quarter a chartered ship was withdrawn from one of the Asia-Americas services in response to lower demand.

($ millions)	2001	2000

Volume (teu 000s)	331	216
Revenue	435	337
Expenses	448	317

Operating (Loss)/Income	(13)	20

[photo]

The 2200 teu Contship Washington, one of four company ships deployed in the Australasian market’s Ocean Star Round-the-World service.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OTHER ACTIVITIES

Operating income from other markets and activities increased by $2 million to $16 million in 2001. A 16% increase in volume contributed to improved results in the North America-South Africa trade lane and results for break-bulk services were improved due to lower costs. Income from Montreal Gateway Terminals’operations declined due to lower TransAtlantic volume. In 2001, increased profits were earned from chartering out ships that were temporarily surplus and awaiting deployment.

($ millions)	2001	2000

Revenue	95	86
Expenses	79	72

Operating Income	16	14

OUTLOOK

Industry experts predict that overall global container trade growth in 2002 will be faster than the 4% growth in 2001. During the first half of 2002 growth is forecast to be slower, improving into the second half. Growth in some markets including the TransAtlantic may remain flat for much of the year.

There are already signs that freight rates may have bottomed out in the Asia-Europe trade following capacity reduction initiatives by some carriers. While it is anticipated that there will be further capacity rationalization in other trades, CP Ships expects market conditions to remain difficult with significant deliveries of new container ships through the rest of 2002 and into 2003.

CP Ships’ results in the seasonally weak first quarter are expected to be poor and may show a modest loss. However, with seasonally stronger volumes expected from the second quarter onwards, and with further cost reductions, schedule rationalization and higher trade growth, CP Ships anticipates to be profitable overall in 2002 although at a lower level than in 2001.

[photo]

The Roll-On Roll-Off Lykes Winner also has a container carrying capacity of 700 teu and operates in the North America-South Africa trade lane.

OTHER CONSOLIDATED INCOME STATEMENT ITEMS

Net Interest

Net interest income fell by $1 million in 2001 as interest-free loans from former affiliates were replaced from the end of the third quarter 2001 with bank debt at market rates.

Income Tax

The CP Ships group has been structured so that much of the income it generates from container shipping carries tax at relatively low rates.

In 2000 the principal tax-paying subsidiary, based in the UK, benefited from carry forward tax losses and other allowances. On 1st January 2001, this subsidiary entered the UK’s new Tonnage Tax scheme where tax expense is based on the size of ships in its fleet rather than profits earned. Further, as a consequence of the reorganization under the spin-off, some Bermuda-based activities were transferred to the UK company and to the Tonnage Tax scheme. Reduced tax expense for the group overall is anticipated over the long term under Tonnage Tax. Furthermore, CP Ships’ tax expense is now less dependent on the level of profits earned.

Income tax expense in 2001 at $12 million was the same as in 2000. Due to the fall in income before tax to $103 million from $165 million, the effective tax rate was 11.7% in 2001 compared to 7.3% in 2000.

Goodwill Charges

Amortization of goodwill was $16 million in 2001, down $2 million on the previous year due to a portion of goodwill being fully written down in 2000. In accordance with new Canadian accounting principles, goodwill will not be amortized during 2002, but subject to an impairment test at least annually. The impact of not amortizing goodwill for the year ended 31st December 2001 would have been to increase net income by $16 million.

Dividends

Dividends of $3 million in 2001 and $2 million in 2000 were paid on preference shares outstanding from mid-2000 to mid-2001 issued to a former affiliate.

On 25th January 2002, CP Ships’ Board of Directors declared a dividend for the fourth quarter 2001 of $0.04 per common share, which was paid on 22nd February 2002 to shareholders of record on 7th February 2002.

[Photo]

The ice-strengthened 2800 teu Canmar Pride is purpose-built for the TransAtlantic US/Canada via Montreal-North Europe trade lane.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SHIP REPLACEMENT PROGRAM

In 2000, CP Ships began a four-year $1.25 billion capital investment program to replace chartered ships, mainly inherited with acquisitions, with owned ships and to replace leased containers with owned. In the fourth quarter 2001, $200 million planned for investment in ships and the $250 million for containers was postponed, due to weak market conditions. There are no commitments against the postponed $450 million.

The replacement ships will be medium-sized from 2000 to 4000 teu, the optimal size range for regional trades. Each is specialized for its proposed trade. Two are ice-strengthened, three have the capacity to carry a significant number of refrigerated containers for temperature sensitive cargo and five are geared, having on-board cranes enabling them to operate in ports without shoreside cranes. In late 2000 and early 2001 twelve used ships were delivered. The program is on schedule with ten newbuilds plus six long-term newly built chartered ships, and one used ship, all due for delivery from mid-2002 to mid-2003. The investment is intended to be financed by cash from operations and by borrowings.

CP Ships considers that it can reduce costs over the medium and long-term by owning ships rather than chartering them as the cost of ownership has historically been lower than chartering. In the meantime, it has been able to benefit from the current decline in charter rates. At 31st December 2001, chartered ships represented about 55% of the ship fleet and significant cost savings were achieved from recent renewals at lower rates. With more than 20 charter renewals due in 2002, further significant savings are expected.

On completion of the replacement program by mid-2003, CP Ships will own or long-term charter about 70% of its ship capacity. The remaining 30% chartered will leave sufficient flexibility to manage the fleet according to changing market conditions. The program will increase capacity by about 16%, which is consistent with expected growth in trade over the four-year period.

[Photo]

A CP Ships containership under construction.

							GRAND
	SPENT			OUTSTANDING			TOTAL

($ millions)	2000	2001	Total	2002	2003	Total

Used Ships	161	148	309	—	31	31	340
New Ships	66	25	91	223	139	362	453

Total Expenditure	227	173	400	223	170	393	793

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations in 2001 was $192 million, up $18 million on 2000 mainly due to improved non-cash working capital movements.

In August 2001, CP Ships arranged a secured four-year revolving credit facility of $175 million. Of this, $160 million was drawn by the year end to repay $50 million net loans from former affiliates on the spin-off and to finance part of the $292 million investment in capital assets during 2001. The investment included assets of $185 million for three used and two new ships, four previously leased ships and further stage payments of $25 million on the ten ships under construction.

In 2000, investment in capital assets was $307 million including $161 million on seven used ships and $66 million stage payments on ships under construction. This was financed by $203 million new capital from Canadian Pacific Limited and cash from operations.

At 31st December 2001, long-term debt was $230 million, compared with $32 million at 31st December 2000 due to investment in capital assets and the repayment of short-term debt to Canadian Pacific Limited on the spin-off. Net debt at 31st December 2001 was $114 million, representing 9% of total capital. There was no net debt at 31st December 2000.

In December 2001, CP Ships finalized $250 million of a planned $350 million second secured revolving credit facility over five years, bringing bank facilities to $425 million. Subsequent to the year end, the remaining $100 million was committed, to increase total facilities to $525 million.

CP Ships considers that it will be able to meet its known financial commitments from cash from operations and borrowing facilities.

[Photo]

The ice-strengthened 2300 teu Canmar Courage, one of seven company ships operating in the TransAtlantic US/Canada via Montreal-North Europe trade lane.

MANAGEMENT’S DISCUSSION AND ANALYSIS

[Photo]

A trainload of double-stacked containers heads toward inland destinations.

RISK ANALYSIS

Foreign Currency Exchange Risk

CP Ships is an international business and its operations and financial results are exposed to the effects of changes in financial markets and economic conditions. The functional and reporting currency is the US Dollar. A proportion of revenues and expenses are denominated in non-US currencies and consequently the company is subject to the effect of movements in relevant US Dollar exchange rates.

The most significant non-US currency exposures are in Canadian Dollars, Euros and British Pounds. In general, a strengthening of these currencies relative to the US Dollar has a negative effect on operating income. Conversely, a weakening of these currencies would have a beneficial effect.

The estimated effect of a 1% devaluation of the US Dollar exchange rate against the Canadian Dollar, Euro and British Pound is a decrease in operating income of approximately $4 million based upon revenues and expenses for the year ended 31st December 2001.

CP Ships enters into contracts as it deems appropriate to hedge some or all of its anticipated net currency exposures. Gains and losses resulting from designated hedge contracts are recognized in income in the same period that the hedged exposure is recognized. At 31st December 2001, there were no hedging arrangements outstanding.

Interest Rate Risk

CP Ships is exposed to interest rate risk to the extent that its borrowings, such as the two revolving credit facilities, are at floating interest rates. Interest rate risk is not currently hedged. Each increase in interest rates of 1% would result in a decrease in net income of $2 million based on floating rate borrowings at 31st December 2001. Each decrease of 1% in interest rates would result in an increase of net income of $2 million.

TEN YEAR COMPARISON

(unaudited)

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

Volume (teu millions)	.17	.20	.24	.40	.48	.67	1.16	1.37	1.83	1.84
Revenue ($ billions)	.30	.34	.41	.69	.78	1.03	1.78	1.88	2.64	2.65
EBITDA[1] ($ millions)	28	53	77	79	106	142	163	137	224	213
Operating Income[2] ($ millions)	17	44	64	62	86	115	127	89	164	139
Cash From Operations ($ millions)	21	58	75	64	117	118	135	29	174	192
Ships	6	7	9	14	14	47	72	76	94	78
Containers (teu 000s)	25	29	36	64	65	175	232	303	327	345

QUARTERLY FREIGHT RATE CHANGES 2001 AND 2000

(unaudited)

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Percentage change	2001	2001	2001	2001	2000	2000	2000	2000

TransAtlantic	(3)	(2)	(3)	4	4	2	3	1
Australasia	(4)	(2)	(2)	6	(2)	(1)	2	4
Latin America	(5)	(1)	(2)	2	1	11	5	8
Asia	(6)	(8)
Total	(4)	(1)	(1)	1	2	3	3	1

Percentage increase (decrease) compared with previous quarter in average freight rates, which exclude inland revenue and slot charter revenue. Asia is excluded prior to Q3 due to substantial change in mix of trade lanes during the period. Total is all trade lanes.

[Photo]

The 2400 teu TMM Nuevo Leon is one of four company containerships deployed in the Gulf-Mediterranean trade lane where CP Ships offers service every nine days.

1	Earnings before interest, tax, depreciation, amortization, exceptional and goodwill charges

2	Before exceptional charges

SUPPLEMENTAL INFORMATION

QUARTERLY RESULTS 2001 and 2000

(unaudited)

$ millions	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2001	2001	2001	2001	2000	2000	2000	2000

Volume (000s teu)
TransAtlantic	233	227	245	237	251	258	272	252
Australasia	90	89	89	80	96	91	85	84
Latin America	39	41	41	41	42	43	45	47
Asia	94	96	79	62	65	60	50	41
Other	12	16	14	17	13	12	12	14

Total Volume	468	469	468	437	467	464	464	438

Revenue
TransAtlantic	334	315	339	335	347	356	364	339
Australasia	140	136	142	131	152	149	139	134
Latin America	59	62	63	60	62	63	58	59
Asia	115	124	108	88	100	95	78	64
Other	21	26	23	25	25	22	19	20

Total Revenue	669	663	675	639	686	685	658	616

Expenses
TransAtlantic	305	301	321	317	322	334	335	326
Australasia	133	127	132	128	146	142	133	130
Latin America	52	52	56	56	56	56	55	57
Asia	128	126	107	87	96	89	72	60
Other	16	23	20	20	19	18	18	17

Total Expenses	634	629	636	608	639	639	613	590

Operating Income[2]
TransAtlantic	29	14	18	18	25	22	29	13
Australasia	7	9	10	3	6	7	6	4
Latin America	7	10	7	4	6	7	3	2
Asia	(13)	(2)	1	1	4	6	6	4
Other	5	3	3	5	6	4	1	3

Total Operating Income	35	34	39	31	47	46	45	26

Analysis of Expenses
Container shipping operations	524	519	524	501	514	529	506	488
General and administrative	87	91	92	93	103	94	94	90
Depreciation	23	19	16	16	22	13	12	13
Other	0	0	4	(2)	0	3	1	(1)

Total Expenses	634	629	636	608	639	639	613	590

EBITDA[1]	58	53	55	47	69	59	57	39

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements relating, but not limited, to operations, anticipated financial performance, business prospects and strategies of CP Ships. These statements can be found in the “CEO’s Letter to Shareholders” and “Management’s Discussion and Analysis.” Forward-looking information typically contains statements with words such as “consider,” “anticipate,” “believe,” “expect,” “plan” or “intend.” Investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Investors are cautioned not to place undue reliance on forward-looking information, which depends in part on factors which include, but are not limited to, changes in business strategies; general global and economic and business conditions, including the possibility of a weaker world economy; the effects of competition and pricing pressures; industry over-capacity; changes in demand for container shipping; cyclical nature of the industry; exceptional increases in costs; changes in laws and regulations, including environmental, employment, fiscal and regulatory laws; currency and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest; and CP Ships’ anticipation of and success in managing the risks arising from the foregoing.

CP Ships undertakes no obligation, except as required by law, to update or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the list of factors affecting this information.